
SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
213



SE(07002742 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 66338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Real Estate Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 - 110th Ave NE, Suite 550
(No. and Street)

Bellevue (City) WA (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Lake 425 709-7287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farrell & Co., P.S.
(Name – *if individual, state last, first, middle name*)

1215 120th Ave NE #205 (Address) Bellevue (City) WA (State) 98005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Real Estate Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

W. Lake
Signature

Vice President
Title

Jacqueline René [illegible]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN REAL ESTATE SECURITIES, INC.

ANNUAL AUDITED REPORT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

FARRELL & CO., P.S.

INDEPENDENT AUDITORS' REPORT

Board of Directors
American Real Estate Securities, Inc.
Bellevue, Washington

We have audited the accompanying statement of financial condition of American Real Estate Securities, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Real Estate Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farrell & Co., P.S.

Farrell & Co., P.S.
Bellevue, Washington
February 23, 2007

1215 – 120th Ave NE, Suite 205
Bellevue, WA 98005
(425) 635-4626 Office (425) 635-4629 FAX

AMERICAN REAL ESTATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS:	
Cash and cash equivalents	$566,322
Commissions and placement fees receivable from affiliate	92,506
Draws paid on unearned commissions	42,692
Prepaid expenses	11,804
Leasehold improvements, furniture and equipment, net of accumulated depreciation of $125,772	127,264
TOTAL ASSETS	$840,588

LIABILITIES AND STOCKHOLDERS' EQUITY:	
Accounts payable	$ 674
Accrued payroll, profit sharing and taxes	77,403
Total liabilities	78,077
Stockholders' Equity:	
Common stock, authorized 30,000 shares, no par value, issued and outstanding 100 shares	12,000
Preferred stock, authorized 10,000 shares, no par value, issued and outstanding no shares	
Additional paid in capital	340,000
Retained earnings	410,511
Total stockholders' equity	762,511
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$840,588

See notes to financial statements.

AMERICAN REAL ESTATE SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$ 852,860
Placement fees	874,742
Interest income	29,021
	1,756,623
EXPENSES:	
Payroll and related taxes	549,200
Office rent	61,476
Depreciation	67,026
Advertising	9,448
General and administrative	118,933
Total Expenses	806,083
NET INCOME	$ 950,540

See notes to financial statements.

AMERICAN REAL ESTATE SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

COMMON STOCK:	
Balance, beginning of year	$ 12,000
Shares issued	-
Balance, end of year	$ 12,000
ADDITIONAL PAID IN CAPITAL:	
Balance, beginning of year	$340,000
Stockholder investment	-
Balance, end of year	$340,000
RETAINED EARNINGS:	
Balance, beginning of year	$359,971
Distributions to shareholders	(900,000)
Net income	950,540
Balance, end of year	$ 410,511

See notes to financial statements.

AMERICAN REAL ESTATE SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES:	
Net income	$ 950,540
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	67,026
Cash used by change in operating activity:	
Commissions and placement fees receivable	(92,506)
Draws paid on unearned commissions	(39,192)
Prepaid expenses	(3,047)
Accounts payable	(46,712)
Accrued payroll and taxes	63,960
Cash provided by operating activities	900,069
INVESTING ACTIVITIES:	
Purchase of leasehold improvements, furniture and equipment	(35,632)
FINANCING ACTIVITY:	
Distributions to stockholders	(900,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(35,563)
CASH AND CASH EQUIVALENTS:	
Beginning of year	601,885
End of year	$ 566,322

See notes to financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: American Real Estate Securities, Inc. (the Company), formerly American Exchange Services, Inc., is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers and deals solely with Internal Revenue Code Section 1031 fractional interest investment programs that own commercial and multifamily real estate projects. The Company is a Washington Corporation. All commission and fee income of the Company is generated by private placements of an affiliated Company. The private placements to date have been for rental apartment complexes developed in the western part of the United States and are developed and managed by other affiliated companies. Generally, the investors in the private placements are entities and individuals who have sold existing real estate and are seeking to reinvest the proceeds on a tax-deferred basis in other real estate within the statutory guidelines of Internal Revenue Code Section 1031.

Management estimates and assumptions: Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses.

Cash and cash equivalents: The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Leasehold improvements, furniture and equipment: Leasehold improvements, furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the assets of three to five years, using accelerated and straight-line methods.

Security transactions: The Company had no security transactions during the year ended December 31, 2006 nor did the Company transact or hold funds or securities for, or owe money or securities to customers.

Federal income taxes: The Company is an S corporation; accordingly, the shareholders are responsible for the payment of taxes on the Company's taxable income.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires, both as defined, the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company is also required by NASD to maintain a minimum net capital of $5,000 or the

computed amount, if greater. At December 31, 2006 the Company had net capital of $488,245, which was $483,040 in excess of its computed net capital requirement of $5,205.

NOTE 3: LEASES

The Company leases its office space and certain equipment under operating leases. The office space lease, which expires in 2011, is paid to its affiliate, American Capital Development, Inc., the lessee of the space, and requires monthly lease payments to its affiliate for its approximate percentage of the square footage used.

Minimum annual lease payments for the office space, based on its current square footage, and equipment rentals over the next five years are approximately as follows:

2007	$59,000
2008	57,000
2009	62,000
2010	63,000
2011	5,000

Schedule II

American Real Estate Securities, Inc.
Other Required Schedules
As of December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(1) of the Rule because the Company does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

Board of Directors
American Real Estate Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Real Estate Securities, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farrell & Co., P.S.

Farrell & Co., P.S.
Kirkland, Washington
February 23, 2007

END